UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 31, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The table included as Exhibit A hereto supersedes the Master Series Tables found in the previously filed offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) and reflects the updated information set forth below regarding the series of the Company (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”).

Lease Updates

New Lease Agreements; Renewals

The following Series either entered into a lease agreement (“Lease Agreement”) with a new tenant or renewed with an existing tenant for its underlying Property. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	68 Irwin Street NE, Unit #2, Atlanta, GA 30312
L Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Unit #3, Brooklyn, NY 11221

Property Vacancies; Lease Non-Renewals

The following Series’ Property is either vacant or the tenant has not renewed. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	368 Irwin Street NE, Unit #4, Atlanta, GA 30312

Distribution Declaration

On November 1, 2022, the Landa Holdings, Inc. (the “Manager”), as manager to each of the following Series of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of September 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC(2)	$1,567.00	0.004
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC(2)	$3,537.00	$0.14
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	$1,984.00	$0.20
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC(2)	$2,861.00	$0.004
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$6,573.00	$0.26
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$7,325.00	$0.31

(1)	Distributions by each Series were made based on the total Shares outstanding as of October 31, 2022.

(2)	The tenant occupying this Property has not paid their rent for the month of October. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Company’s Offering Circular) to pay each of the holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
A	Master Series Table

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2022

LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)($)	Monthly Rental Income(2)($)	Monthly Property Tax($)		Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 6696 Mableton Parkway	Open	6/27/2022	-	83,530	422,269.21	3,980	315		188	8%
2.	Landa Series 996 Greenwood Ave NE (4)	Open	6/27/2022	-	10,316	262,248.19	5,655	1,969		1,187	8%
3.	Landa Series 24 Ditmars Street	Open	6/27/2022	-	25,180	507,233.47	10,475	362	(3)	289	5%
4.	Landa Series 1363 Hancock Street (5)	Open	6/27/2022	-	25,535	698,790.81	12,800	1,073	(3)	570	5%
5.	Landa Series 132 Cornelia Street	Open	6/27/2022	-	25,822	490,971.76	8953	491	(3)	269	5%
6.	Landa Series 368 Irwin Street NE(4)	Open	6/27/2022	-	36,935	442,093.48	4,471	226		212	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 100,000 Shares.

(2)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” for more information.

(3)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(4)	This Property has one or more apartment units that are currently vacant. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units.

(5)	The tenant occupying Unit #2F is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on this apartment unit until the Manager enters into a new lease agreement with a tenant.